                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                            MERCER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   5880561015
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           Greenlight Capital, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
                       Attention: Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 October 7, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 640497103                   13D/A
-------------------

--------------------------------------------------------------------------------
            1                NAME OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             (ENTITIES ONLY)

                             Greenlight Capital, L.L.C.
                             13-3886851
--------------------------------------------------------------------------------
            2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
            3                SEC USE ONLY

--------------------------------------------------------------------------------
            4                SOURCE OF FUNDS*

                             AF
--------------------------------------------------------------------------------
            5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]

--------------------------------------------------------------------------------
            6                CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
--------------------------------------------------------------------------------
         NUMBER OF              7         SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       2,019,473
         OWNED BY         ------------------------------------------------------
           EACH
        REPORTING               8         SHARED VOTING POWER
       PERSON WITH                        0

                          ------------------------------------------------------

                                9         SOLE DISPOSITIVE POWER

                                          2,019,473
                          ------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                             2,019,473
--------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                      [X]

--------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             10.9%

--------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                             OO

--------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 640497103                   13D/A
-------------------


--------------------------------------------------------------------------------
            1                NAME OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             (ENTITIES ONLY)

                             David Einhorn
--------------------------------------------------------------------------------
            2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
            3                SEC USE ONLY


--------------------------------------------------------------------------------
            4                SOURCE OF FUNDS*

                             AF
--------------------------------------------------------------------------------
            5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)        [ ]

--------------------------------------------------------------------------------
            6                CITIZENSHIP OR PLACE OF ORGANIZATION

                             USA
--------------------------------------------------------------------------------
         NUMBER OF              7         SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       3,936,853
         OWNED BY         ------------------------------------------------------
           EACH                 8         SHARED VOTING POWER
        REPORTING
       PERSON WITH                        0
                          ------------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          3,936,853
                          ------------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
            11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                             3,936,853
--------------------------------------------------------------------------------
            12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES*                      [X]

--------------------------------------------------------------------------------
            13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             21.3%

--------------------------------------------------------------------------------
            14               TYPE OF REPORTING PERSON*
                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 640497103                   13D/A
-------------------

--------------------------------------------------------------------------------
            1                NAME OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             (ENTITIES ONLY)

                             Greenlight Capital, Inc.
                             13-3871632
--------------------------------------------------------------------------------
            2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
            3                SEC USE ONLY

--------------------------------------------------------------------------------
            4                SOURCE OF FUNDS*

                             AF
--------------------------------------------------------------------------------
            5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)         [ ]

--------------------------------------------------------------------------------
            6                CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
--------------------------------------------------------------------------------
         NUMBER OF             7         SOLE VOTING POWER
          SHARES
       BENEFICIALLY                      1,917,380
         OWNED BY         ------------------------------------------------------
           EACH
         REPORTING             8         SHARED VOTING POWER
        PERSON WITH                      0
                          ------------------------------------------------------

                               9         SOLE DISPOSITIVE POWER

                                         1,917,380
                          ------------------------------------------------------
                              10         SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
            11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                              1,917,380
--------------------------------------------------------------------------------
            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
            13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              10.4%
--------------------------------------------------------------------------------
            14                TYPE OF REPORTING PERSON*
                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc." and together with Greenlight LLC, "Greenlight"), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc., relating to common shares of beneficial interest of Mercer International Inc., a Massachusetts trust organized under Washington law (the "Issuer"). This Amendment modifies the original Schedule 13D filed on June 23, 2003 (the "Original 13D"), as amended by Amendment No. 1 filed July 7, 2003 and Amendment No. 2 filed August 7, 2003.

                  This Amendment relates to common shares of beneficial interest of the Issuer, par value $1.00 per share ("Common Shares"), owned by (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore", and together with Greenlight Fund and Greenlight Qualified, the "Greenlight Funds") for which Greenlight Inc. acts as the investment advisor.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Original 13D is hereby amended and restated as below:

                  (a) This Schedule 13D is filed by: (i) Greenlight Capital, L.L.C., a Delaware limited liability company, (ii) Greenlight Capital, Inc., a Delaware corporation, and (iii) Mr. David Einhorn, principal of Greenlight ("Einhorn" and together with Greenlight, the "Reporting Persons"). Mr. Einhorn is the sole Managing Member of Greenlight LLC and the President and sole Director of Greenlight Inc. In additional to Mr. Einhorn, the executive officers of Greenlight, Inc. are Mr. Daniel Roitman, Chief Operating Officer, and Mr. Harry Brandler, Chief Financial Officer.

                  (b) The business address of each of the Reporting Persons and each of the other executive officers of Greenlight Inc. is 420 Lexington Avenue, Suite 1740, New York, NY 10017.

                  (c) Greenlight provides investment management services to private individuals and institutions. The principal occupation of Mr. Einhorn is investment management. The principal occupation of Mr. Roitman is Chief Operating Officer of Greenlight Inc. and its affiliates. The principal occupation of Mr. Brandler is Chief Financial Officer of Greenlight Inc. and its affiliates.

                  (d) None of the Reporting Persons, or other persons with respect to whom information is given in response to this Item 2, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons, or other persons with respect to whom this information is given in response to this Item 2, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) Greenlight LLC is a Delaware limited liability company, and Greenlight Inc. is a Delaware corporation. Messrs. Einhorn, Roitman and Brandler are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

Item 3 of the Original 13D is hereby amended and restated as below:

                  As of November 23, 2003, Greenlight Inc. had invested $15,225,336 through Greenlight Offshore, and Greenlight LLC had invested (i) $5,363,832 through Greenlight Fund and (ii) $11,976,431 through Greenlight Qualified. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Original 13D is hereby amended and restated as below:

                  The Reporting Persons originally acquired the Common Shares owned by them for portfolio investment purposes. On October 7, 2003, the Greenlight Funds purchased $11 million of the Issuer's 8.5% Convertible Senior Subordinated Notes due 2010 (the "Notes"). The Notes are convertible into shares of the Issuer's Common Shares at any time until the close of business on the last business day prior to maturity. The Notes are convertible at a conversion price of $7.75 per share, subject to certain adjustments.

                  Each of the Reporting Persons reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in the light of their general investment and trading policies, market conditions, the availability of Common Shares or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original 13D is hereby amended and restated as below:

                  (a) As of November 23, 2003, the Reporting Persons beneficially owned in the aggregate 3,936,853 Common Shares of the Issuer (including the immediately convertible Notes), which represents 21.3% of the Issuer's outstanding Common Shares, which percentage was calculated by dividing
(i) the 3,936,853 Common Shares beneficially owned by the Reporting Persons as of such date, by (ii) 17,099,899 Common Shares outstanding as of November 14, 2003, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2003, plus 1,419,353 Common Shares represented by the immediately convertible Notes purchased by the Greenlight Funds.

                  (b) Greenlight Inc, for the account of Greenlight Offshore, has the power to vote and dispose of the Common Shares held by Greenlight Offshore. Greenlight LLC, for the account of Greenlight Fund and Greenlight Qualified, has the power to vote and dispose of the Common Shares held by such entities.

                  The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 3,936,853 Common Shares owned by Greenlight Fund, Greenlight Offshore or Greenlight Qualified. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

                  (c) None

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original 13D is hereby amended and restated as below:

                  None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original 13D is hereby amended as follows:

         Exhibit 1 Joint Filing Agreement dated November 24, 2003, among Greenlight LLC, Greenlight Inc. and Mr. David Einhorn.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 24, 2003


                                        GREENLIGHT CAPITAL, L.L.C.

                                        By: /s/ David Einhorn
                                            -----------------------------------
                                            David Einhorn, Managing Member



                                        GREENLIGHT CAPITAL, INC.

                                        By: /s/ David Einhorn
                                            -----------------------------------
                                            David Einhorn, President



                                        /s/ David Einhorn
                                        ---------------------------------------
                                        David Einhorn

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common shares of beneficial interest, par value $1.00 per share, of Mercer International Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 24, 2003.


                                       GREENLIGHT CAPITAL, L.L.C.

                                       By: /S/ DAVID EINHORN
                                           ------------------------------------
                                           David Einhorn, Managing Member



                                       GREENLIGHT CAPITAL, INC.

                                       By: /S/ DAVID EINHORN
                                           ------------------------------------
                                           David Einhorn, President



                                       /S/ DAVID EINHORN
                                       ----------------------------------------
                                       David Einhorn